UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-36542

(Check One):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q
	☐Form 10-D	☐Form N-CEN	☐Form N-CSR

For Period Ended: December 31, 2019

☐Transition Report on Form 10-K	☐Transition Report on Form 20-F
☐Transition Report on Form 11-K	☐Transition Report on Form 10-Q

Form the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TerraForm Power, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

200 Liberty Street, 14th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10281
City, State and Zip Code

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TerraForm Power, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) without unreasonable effort and expense. The Company’s delay in filing the Form 10-K is due principally to the need for additional time for the Company to finalize, and for its independent public accounting firm to complete its audit of, the Company’s annual financial statements. The Company intends to file its Form 10-K within the 15-calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Tebbutt, Chief Financial Officer, 646-992-2400

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the fiscal quarter and year ended December 31, 2019 will be significantly different from the results of operations for the fiscal year ended December 31, 2018. The Company’s results of operations for the fiscal year ended December 31, 2019 will reflect a full year’s contribution to the Company’s operations from the assets the Company acquired as a result of its June 2018 acquisition of Saeta S.A.U. (“Saeta”), a Spanish renewable power company with 1,028 MW of wind and solar facilities at the time of acquisition, compared to the Company’s results of operations for the fiscal year ended December 31, 2018, which only included a partial year’s contribution from the Saeta assets. In addition, on September 26, 2019, the Company acquired a portfolio of approximately 320 MW of distributed generation assets from subsidiaries of AltaGas Ltd. (“AltaGas”). The Company’s results of operations for the fiscal quarter and year ended December 31, 2019 will reflect a full quarter’s contribution to the Company’s operations from the assets the Company acquired from AltaGas. As a result of the issues noted above in Part III, a reasonable estimate of the results for the fiscal quarter or year ended December 31, 2019 cannot be made at this time.

TerraForm Power, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2020	By:	/s/ Michael Tebbutt
	Name:	Michael Tebbutt
	Title:	Chief Financial Officer